Exhibit 12.1
Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(in thousands except ratios)

	Three months ended
	March 31
	2009	2008	2007	2006	2005	2004
EARNINGS:
Income from continuing operations before provision for income taxes	$51,435	$542,594	$265,737	$315,701	$175,985	$68,310
Share of distributed income of equity method investments (net of equity method income or loss)	919	419	(974)	(548)	—	—
Fixed charges	27,362	102,784	79,519	57,466	38,312	31,160

Total earnings	$79,716	$645,797	$344,282	$372,619	$214,297	$99,470

FIXED CHARGES:
Interest expense(1)	$26,629	$99,748	$77,737	$55,849	$37,619	$22,437
Interest portion of rental expense	733	3,036	1,782	1,617	693	528
Preferred dividends(2)(3)	—	—	—	—	—	8,195

Total fixed charges	$27,362	$102,784	$79,519	$57,466	$38,312	$31,160

Ratio of earnings to fixed charges	2.9	6.3	4.3	6.5	5.6	4.0
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	2.9	6.3	4.3	6.5	5.6	3.2

(1)	Amortization of debt issuance costs is included in interest expense

(2)	Calculated as the dollar amount of the dividend divided by one minus the effective income tax rate of 37%

(3)	This line and its impact on total fixed charges and total earnings is only applicable to the ratio of earnings to combined fixed charges and Preferred Stock Dividends